SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement regarding Completion of Acquisition of Robeco Groep N.V.’s Share thereby Making It ORIX’s Subsidiary”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 1, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

July 1, 2013

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel.: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement regarding Completion of

Acquisition of Robeco Groep N.V.’s Share thereby Making It ORIX’s Subsidiary

TOKYO, Japan — July 1, 2013 — ORIX Corporation (the “Company”) hereby announces that it has made Robeco Groep N.V. (“Robeco”) its subsidiary today, as announced in the “Announcement regarding Acquisition of Robeco Groep N.V.’s Share thereby Making It ORIX’s Subsidiary, and Disposal of Treasury Share by Third-Party Allotment as Partial Consideration of such Share Acquisition” on February 19, 2013 (the “February Press Release”).

1.	Making Robeco the Company’s Subsidiary

Pursuant to the share purchase agreement (as amended) executed between the Company and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (“Rabobank”) as of February 19, 2013, in relation to the Company’s acquisition of approximately 90.0% of the total issued shares (4,084,023 shares) of Robeco held by Rabobank (the “Shares”), the Company acquired the Shares today (such acquisition of the Shares is hereinafter referred to as the “Share Acquisition”), as a result of which Robeco has become a consolidated subsidiary of the Company. However, the Company has not yet paid 150 million euro (19,408.5 million yen; converted at 1 euro = 129.39 yen; the same hereinafter) out of the total acquisition amount of the Share Acquisition, which is to be paid by disposal of the treasury share of the Company (the “Treasury Share Disposal”) as stated in the February Press Release. The Company will promptly disclose the information after the detailed conditions for the Treasury Share Disposal have been determined.

The acquisition cost of the Share, disclosed as 1,935,000,142 euro in the February Press Release, amounted to 1,937,741,742 euro (250,724,403,997 yen) as a result of an adjustment based on the estimated financial data of Robeco as of June 30, 2013. There are no changes to the amount of expenses including the advisory fees as of today.

Also, while the February Press Release stated that Robeco planned to transfer all the shares of Robeco Direct N.V., a consolidated subsidiary of Robeco, held by it to Rabobank prior to the completion of the Share Acquisition, instead of such transfer, the banking business (including the assets and liabilities necessary therefor), which was Robeco Direct N.V.’s main business, was transferred to and succeeded by a newly established entity (RD II B.V.) through transactions, including a company split, and all of the shares of such entity were transferred to Rabobank as of June 21, 2013.

2.	Impact on Performance

The impact on the performance of the Company during the fiscal year ended March 31, 2014, by the Share Acquisition has already been included in the consolidated performance target of the fiscal year ended March 31, 2014, announced on May 9, 2013, and there are no changes to the consolidated performance target.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. In addition to Japan, ORIX operates in 33 countries and regions worldwide, and its activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

This press release may contain forward-looking statements that reflect the Company’s intent, belief and current expectations about future events and financial results. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” or words of similar meaning. These forward-looking statements are not guarantees of future performance. They are based on a number of assumptions about the Company’s operations and are subject to risks, uncertainties and other factors beyond the Company’s control. Accordingly, actual results may differ materially from these forward-looking statements. Factors that could cause such differences include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and under “Business Risk” of the securities report (yukashouken houkokusho) filed with the Director of the Kanto Local Finance Bureau. Nothing in this press release shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by the Company or any affiliate thereof.

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